Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	18	9	1,521
JOHN O'REILLY	18	9	1,521
PDMRs			
MIKE O'KANE	18	9	1,521
MICHAEL NOBLE	18	9	1,521

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 7 AUGUST 2006 AT 390P PER SHARE
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION ON 26 JULY 2006, PURSUANT TO PART VI OF THE ACT, FROM DEUTSCHE BANK AG ("DEUTSCHE") THAT AS AT 25 JULY 2006 THE INTERESTS OF DEUTSCHE AND ITS SUBSIDIARIES INCREASED TO 25,679,380 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY, WHICH INTERESTS REPRESENT 4.11% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.